Exhibit 99.3

PRESS RELEASE

Renaud Lions Is Appointed Senior Vice President,

Investor Relations of TotalEnergies

Paris, November 8, 2021 – Renaud Lions is appointed Senior Vice President, Investor Relations of TotalEnergies, effective November 1, 2021. He succeeds Ladislas Paszkiewicz, who has been called to other functions in the Company.

Renaud Lions began his career in 1997 as a wellsite geologist in Exploration & Production. He then alternated between operational duties in France, Libya and Nigeria and business-oriented positions, notably as a negotiator for new ventures. He joined the Corporate Acquisitions/Disposals Department in 2015, where he notably participated in the Maersk Oil acquisition, and became Vice President Exploration North & South America, based in Houston, in 2018.

Renaud Lions is a graduate of Ecole Nationale Supérieure du Pétrole et des Moteurs (ENSPM) and holds a Master of Science in geology from the University of Grenoble.

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About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies on a global scale: oil and biofuels, natural gas and green gases, renewables and electricity. Our 105,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 1 47 44 46 99 l presse@totalenergies.com | @TotalEnergiesPR

Investor Relations: +44 (0)207 719 7962 | ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. TotalEnergies SE has no liability for the acts or omissions of these entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).